Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

June 22, 2022

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$900,000,000 4.20% Senior Notes, Series X, Due 2024
Principal Amount:	$900,000,000
Maturity Date:	June 27, 2024
Coupon:	4.20%
Benchmark Treasury:	2.500% due May 31, 2024
Benchmark Treasury Price / Yield:	98-30 / 3.069%
Spread to Benchmark Treasury:	115 basis points
Yield to Maturity:	4.219%
Price to Public:	99.964% of the principal amount
Interest Payment Dates:	Semi-annually on June 27 and December 27 of each year, commencing on December 27, 2022
Redemption Provisions:	Make-whole call at a discount rate of Treasury plus 20 basis points
Trade Date:	June 22, 2022
Settlement Date*:	June 27, 2022 (T+3)
CUSIP / ISIN:	30040W AS7 / US30040WAS70
Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on June 27, 2022) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Mizuho Securities USA LLC toll-free at (866) 271-7403; MUFG Securities Americas Inc. toll-free at (877) 649-6848; TD Securities (USA) LLC toll-free at (855) 495-9846; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.